April 15, 2025

Ms. Thankam A. Varghese

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:  Dupree Mutual Funds – File No. 333-285952

Dear Ms. Varghese:

On March 20, 2025, Dupree Mutual Funds (the “Trust” or the “Registrant”) filed an information statement/prospectus under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”) in connection with the planned reorganization of the Kentucky Tax-Free Short-to-Medium Series with and into the Kentucky Tax-Free Income Series, the Tennessee Tax-Free Short-to-Medium Series with and into the Tennessee Tax-Free Income Series, and the North Carolina Tax-Free Short-to-Medium Series with and into the North Carolina Tax-Free Income Series, each a series of the Trust.

On March 26, 2025, Brian Szilagyi provided accounting-related comments on the N-14 to Daniel Moler of Thompson Hine LLP. On April 8, 2025, Ashley Vroman-Lee provided comments pertaining to the N-14 to Daniel Moler of Thompson Hine LLP. On April 14, 2025, you provided a supplemental comment to Daniel Moler of Thompson Hine LLP. Please find below a summary of your supplemental comment and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on their behalf.

Supplemental Comment 1. The Staff reiterates its comment that the Registrant add an undertaking in the registration statement to file by Post-Effective Amendment an opinion of counsel or copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

Response. The Registrant confirms it will file, as soon as the N-14 is effective, a Post-Effective Amendment containing an undertaking to file by Post-Effective Amendment an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.

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If you have any questions, please contact me at (614) 469-3297.

Sincerely,

/s/ Michael V. Wible

Michael V. Wible